Exhibit 12

SPRINGLEAF FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
(dollars in thousands)	2012	2011	2012	2011

Earnings:
Loss before benefit from income taxes	$(77,119)	$(57,041)	$(215,668)	$(243,740)
Interest expense	267,085	302,048	823,334	967,788
Implicit interest in rents	2,504	3,075	9,712	9,550
Total earnings	$192,470	$248,082	$617,378	$733,598

Fixed charges:
Interest expense	$267,085	$302,048	$823,334	$967,788
Implicit interest in rents	2,504	3,075	9,712	9,550
Total fixed charges	$269,589	$305,123	$833,046	$977,338

Ratio of earnings to fixed charges*	0.71	0.81	0.74	0.75

*           Earnings did not cover total fixed charges by $77.1 million for the three months ended September 30, 2012 and $215.7 million for the nine months ended September 30, 2012. Earnings did not cover total fixed charges by $57.0 million for the three months ended September 30, 2011 and $243.7 million for the nine months ended September 30, 2011.